LOTON, CORP.

13499 RUE HUNTINGTON, QC, H8Z1G3, CANADA

Tel. 1(438)8701351

Fax. 1(450)9881288

E-mail: lotoncorp@yahoo.com

October 22, 2010

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Mr. Ryan Houseal, Ms. Maryse Mills-Apenteng.

Re: Loton, Corp.

Amendment No. 3 to Registration Statement on Form S-1,

Filed on September 14, 2010

Filing No. 333-167219

Dear Mr. Ryan Houseal, Ms. Maryse Mills-Apenteng:

Further to your letter dated October 5, 2010, concerning the deficiencies in Amendment No.3 to Registration Statement on Form S-1 filed on September 14, 2010, we provide the following responses:

General

1. SEC Comment: Please update the financial statements included in your registration statement pursuant to Rule 8-08 of Regulation S-X. In addition, please ensure that you update as well each section of your document containing disclosure related to your financial statements, including, but not limited to, your liquidity and capital resources and results of operations contained in your Management’s Discussion and Analysis of Financial Condition or Plan of Operation.

Response: We updated our financial statements included in the registration statement pursuant to Rule 8-08 of Regulation S-X.  We also updated each section of our document containing disclosure related to our financial statements, including, but not limited to, our liquidity and capital resources and results of operations contained in our Management’s Discussion and Analysis of Financial Condition or Plan of Operation.

Please direct any further comments or questions you may have to the company's president Mr. Alex Kuznetsov at:

13499 Rue Huntington

Pierrefonds, QC, H8Z1G3, Canada

Tel. 1(438)8701351

Fax. 1(450)9881288

Thank you.

Sincerely,

/S/ Alex Kuznetsov

Alex Kuznetsov, President